October 19, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention:	Trace W. Rakestraw, Esq.
David Manion

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust
	File Nos.:	333-210156, 811-23146
	Filing Type:	Form N-1A

Dear Messrs. Rakestraw and Manion:

This letter responds to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on Tuesday, October 18, 2016, regarding the Natixis ETF Trust’s (the “Registrant”) registration statement on Form N-1A for the Natixis Seeyond International Minimum Volatility ETF (the “Fund”), which was filed with the Commission on March 14, 2016 (the “Registration Statement”). For your convenience, we have summarized your comments below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

Conflicts of Interest

1.	Comment. Under “Conflicts of Interest” you state that “A large sale or redemption of shares of the Fund by NGAM Advisors or its Affiliates could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund’s…expense ratio.” Is this still true given that the Fund will have a waiver in place? Please explain how this would impact the expense ratio given that the Fund has a waiver in place.

Response. The Registrant will revise the above-referenced disclosure as follows:

“A large sale or redemption of shares of the Fund by NGAM Advisors or its Affiliates could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund’s liquidity, investment flexibility~~,~~ and portfolio diversification ~~and expense ratio~~.

Statement of Additional Information (“SAI”)

2.	Comment. In the SAI, you state that “The Fund reserves the right to advance the time by which creation and redemption orders must be received as otherwise permitted by the SEC.” Given that the cut-off time is now 5:00 p.m., how far of an advancement are you considering? Please explain how this would work.

Response. In response to the comment, the Registrant will delete the above-referenced disclosure.

3.

Comment. In the SAI under “Net Asset Value”, you state that “If the transfer agent receives the order in good order prior to the NYSE market close (normally 4:00 p.m., Eastern Time), the shareholder will receive that day’s NAV.” Does this need to be revised in light of the new 5:00 p.m. cut off time?

Response. The Registrant will revise the above-referenced disclosure as follows:

Requests received by the ~~Fund~~ Transfer Agent in good order during a trading window that is open after the NYSE closes will be processed based upon the NAV determined at the close of regular trading on the next day that the NYSE is open. If the Transfer Agent receives the order in good order during a trading window that is open prior to the NYSE market close ~~(normally 4:00 p.m., Eastern time)~~, the shareholder will receive that day’s NAV.

The Registrant will make similar revisions to the corresponding disclosure in the Prospectus.

Financial Statements

4.	Comment. Please include a final copy of the Fund’s Statement of Assets and Liabilities in the pre-effective amendment filing.

Response. The Registrant confirms that it will include a final copy of the Fund’s Statement of Assets and Liabilities in the SAI filed as part of the Registrant’s pre-effective amendment.

5.	Comment. Please file as an exhibit to the pre-effective amendment filing a copy of the independent auditor’s consent.

Response. The Registrant confirms that it will file a copy of the independent auditor’s consent as an exhibit to the Registrant’s pre-effective amendment.

6.

Comment. In the “Organization” note, you state that “$356,666 in organizational costs were borne by NGAM Advisors and affiliates.” Please add a discussion of this somewhere in the prospectus. In addition, please discuss in correspondence whether these costs can be recouped by the adviser.

Response. The Registrant will add the following disclosure under the heading “Meet the Fund’s Investment Adviser and Subadviser” in the “Management Team” section of the Prospectus:

The aggregate advisory and subadvisory fees to be paid by the Fund as a percentage of the Fund’s average daily net assets are 0.50%. Prior to the Fund’s commencement of operations, $357,000 in organizational costs were borne by NGAM Advisors and Affiliates.

The Registrant confirms that these costs may not be recouped by the Adviser.

***

If you have any questions or require any clarification concerning the foregoing, please contact me at 617-449-2818 or John.DelPrete@ngam.natixis.com.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis ETF Trust

cc:	Russell L. Kane, Esq.
Rosa Licea-Mailloux, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.